Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen Massachusetts Dividend Advantage Municipal Fund
811-09451



The annual meeting of shareholders for the above-
referenced Fund was held on November 15, 2011.  At
this meeting the shareholders were asked to vote on the
election of Board Members, the elimination of
Fundamental Investment Policies and the approval of
new Fundamental Investment Policies.   The Fund did
not achieve the required quorum to pass the proposals to eliminate certain Fundamental Investment Policies and approve new Fundamental Investment Policies, and thus the meeting was adjourned to December 16, 2011 and subsequently to January 31, 2012 to permit further solicitation of proxies for these non-routine items.